Contact

www.linkedin.com/in/michael-
holt-1257686a (LinkedIn)

Michael Holt

Chief Executive Officer | Buckner Heavy Lift Cranes
Burlington, North Carolina, United States

Experience

Buckner HeavyLift Cranes
11 years 7 months

Chief Executive Officer
December 2022 - Present (1 year 4 months)

CEO and CFO
June 2022 - December 2022 (7 months)
Graham, North Carolina, United States

CFO and COO
September 2012 - September 2022 (10 years 1 month)
Graham, North Carolina

Angie's List
Executive Vice President
September 2006 - September 2012 (6 years 1 month)

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Education

Harvard Business School
Masters Business Administration, Business Administration and Management,
General · (1990 - 1992)

Davidson College
Bachelor of Arts - Magna Cum Laude, Economics · (1983 - 1987)

Episcopal High School - Alexandria, VA
Cum Laude HS Diploma · (1980 - 1983)